January 25, 2012

VIA Edgar Electronic Submission and Electronic Mail

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20002

Attention: Hugh West, Branch Chief

Re: KeyCorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 001-11302

Dear Mr. West:

On behalf of KeyCorp, an Ohio corporation, we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 11, 2012, with respect to the above-referenced matter. To facilitate the staff’s review, this letter includes the staff’s comment in italics followed by a response to the staff’s comment. Capitalized terms used in KeyCorp’s Form 10-K for the fiscal year ended on December 31, 2010 (the “Form 10-K”) and used in the following responses without definition have the meanings specified in Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Regulatory Reform Developments, page 10

1.	We note your disclosure (here as well as within your risk factors starting on page 12) regarding the Dodd-Frank Wall Street Reform and Consumer Protection Act provisions, including prohibitions on your engaging in certain proprietary trading activities and restricting your ownership of, investment in, or sponsorship of hedge funds and private equity funds. Please tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect. Also, to the extent reasonably known, in your future filings quantify the amount of historical proprietary revenues which you believe could be subject to future restriction.

U.S. Securities and Exchange Commission

January 25, 2012

We have historically considered proprietary trading activities to be associated with trading desks which are solely set up to take outright positions with no related client-facing activities or balance sheet hedging purpose, and would not typically be integrated with the trading desks that support client activity and related market making activities. Key does not have any of these types of proprietary trading desks.

We do, however, conduct a variety of activities which may be affected by the so-called “Volcker Rule” requirements of section 619 of the Dodd-Frank Act. The Volcker Rule proposed definition of “proprietary trading” is broader than Key has historically thought of proprietary trading, as it includes certain transactions related to client-facing activities or balance sheet hedging. Under the proposed rules, it appears that these activities, though included in the definition of proprietary trading, will be exempt from the limitations of the Volcker Rule but subject to tiered compliance. The rulemakings under the Volcker Rule (or related thereto) concerning proprietary trading restrictions are still in the process of proposal or are rulemakings yet to be approved, and, therefore, it is difficult to ascertain the effect on Key of the Volcker Rule. In future filings, we will quantify, to the extent reasonably known, the amount of historical proprietary trading revenues, which we believe could be subject to future restriction, if material.

We have taken a variety of preliminary steps to analyze the burden and impact of the Volcker Rule and the expected rules promulgated thereunder:

•

We have completed a preliminary review of our market-making activities that facilitate customer transactions in our equities, foreign exchange and fixed income activities, and for which our revenue is primarily derived from fee income, as well as a preliminary review of certain of our trading and hedging activities undertaken for the purpose of mitigating certain risks to the balance sheet, e.g., interest rate risk or credit default risk.

•

In December 2011, the customer derivatives platform began transitioning from a market-making to a matched-book portfolio (back-to-back transactions entered into with a dealer counterparty following the execution of a customer-facing trade). On a forward looking basis, any profit and loss impact associated with the matched-book portfolio will arise as a result of the management of any minor residual risk associated with this type of strategy.

Based upon our review of the proposed rulemaking, our expectation is that the activities discussed above should not be affected beyond additional compliance activity and expense related to such compliance activity.

Our principal investments and real estate capital lines of business make certain investments that we expect may be subject to certain limitations under the Volcker Rule:

•

Our principal investing unit makes direct investments (investments made in a particular company) as well as indirect investments (investments made through funds that include other investors). The activities by these entities involving indirect investments are expected to be subject to rulemaking pursuant to the Volcker Rule; however, the direct investments by these entities are not.

U.S. Securities and Exchange Commission

January 25, 2012

•

Our real estate capital line of business makes direct investments (investments in a particular property), as well as indirect investments (investments made in funds that pool assets of many investors and invest in properties). These investments are all expected to be subject to rulemaking pursuant to the Volcker Rule.

Under the proposed rules announced on October 11, 2011, we expect to be able to hold the above-described investments that we anticipate will be subject to limitations under the Volcker Rule until July 2014 with no restriction, and be eligible to obtain up to three one-year extension periods, subject to regulatory approvals.

Noninterest Income

Investment Banking and Capital Markets Income (loss), page 52

2.	We note you engage in capital markets activities (e.g. securities trading, derivatives and foreign exchange contracts, etc.) and those activities encompass a variety of products and services to accommodate your client needs as well as for proprietary trading purposes. Based on disclosures here and in various parts of your filing, it is not clear how much of your trading revenues and revenue generated from your derivative and foreign exchange contracts were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

As Key’s proprietary trading consists almost exclusively of trades in exempted financial instruments or trading activity that is otherwise expected to be permitted by the Volcker Rule, we believe that limited proprietary trading revenue is generated from transactions that would be prohibited by the Volcker Rule.

In the table below, we have quantified our proprietary and non-proprietary trading income (loss), based upon whether the trade is conducted for the benefit of Key or Key’s client, rather than based upon the proposed rulemakings under the Volcker Rule, in the line item where our trading and derivatives income (loss) disclosures were provided in our Form 10-K. In our Form 10-K for the year ended December 31, 2011 and future filings, we will revise our disclosures as shown in the table below and update as appropriate going forward.

U.S. Securities and Exchange Commission

January 25, 2012

Year ended December 31, Dollars in millions	Total 2011			4Q11	3Q11	2Q11	1Q11	Total 2010
Dealer trading and derivatives income (loss), proprietary (b)	$(24)	(a	)	$(6)	$(10)	$(6)	$(2)	$(15)	(a	)
Dealer trading and derivatives income (loss), non-proprietary (b)	2			(9)	2	3	6	(1)

Total dealer trading and derivatives income (loss)	$(22)			$(15)	$(8)	$(3)	$4	$(16)

(a)	For the years ended December 31, 2011 and 2010, fixed income and equity securities trading comprise the vast majority of this amount. In both years, losses related to foreign exchange and interest rate derivative trading were less than $4 million and were offset by income from our credit portfolio management activities.
(b)	The allocation between proprietary and non-proprietary is made based upon whether the trade is conducted for the benefit of Key or Key’s client; rather than based upon the proposed rulemakings under the Volcker Rule. The prohibitions and restrictions on proprietary trading activities contemplated by the Volcker Rule and the rules proposed thereunder are not yet final, and, therefore, the ultimate impact of the rules proposed under the Volcker Rule is not yet known. Fee income or interest income is not included above.

As the rules are promulgated under the Volcker Rule, we will revise the table above and provide any additional disclosures that may be necessary in our future filings to allow the readers of our financial statements to understand the impact this new regulation may have on our business. In these future disclosures, we will also discuss our plans for mitigating, to the extent possible, the impact of the prohibitions and restrictions that may be imposed by the Volcker Rule or the rules promulgated thereunder, if material.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

3.	We note from disclosures elsewhere within your financial statements that you enter into repurchase and reverse repurchase agreements, as well as securities lending transactions. Please tell us, and revise your future filings to clarify your accounting policy, whether you account for those agreements as collateralized financing transactions or as sales for accounting purposes in your financial statements. If the latter, please provide your accounting analysis that you relied on when concluding those transactions were sales under current accounting guidance.

For the years ended December 31, 2010 and 2011, our revenue derived from securities lending transactions was less than .3% of noninterest income; therefore, we do not believe that any disclosure in addition to that already provided in our previous filings is necessary.

For repurchase and reverse repurchase agreements, our accounting policy related to the recording of these transactions is provided below. A disclosure substantially similar to this will be included in our Form 10-K for the year ended December 31, 2011 in Note 1 (“Summary of Significant Accounting Policies”).

U.S. Securities and Exchange Commission

January 25, 2012

Repurchase agreements. We enter into repurchase and reverse repurchase agreements primarily to acquire securities to cover short positions, to accommodate customers’ financing needs, and to settle other securities obligations. Repurchase and reverse repurchase agreements are accounted for as collateralized financing transactions and recorded on our balance sheet at the amounts at which the securities will be subsequently sold or repurchased. The value of our repurchase and reverse repurchase agreements is based on the valuation of the underlying securities as further described under the “Other assets and liabilities” heading in Note 6 (“Fair Value Measurements”).

Please note that after the issuance of Accounting Standards Update (ASU) 2011-03, Transfers and Servicing, (Topic 860): Reconsideration of Effective Control for Repurchase Agreements, we began providing the following disclosure in Note 1 (“Basis of Presentation”) under the heading “Accounting Guidance Pending Adoption” in our Form 10-Q for the second and third quarters of 2011. This disclosure will also be included in Note 1 (“Summary of Significant Accounting Policies”) under the heading “Accounting Guidance Pending Adoption” in our Form 10-K for the year ended December 31, 2011.

Repurchase agreements. In April 2011, the FASB issued accounting guidance that changed the accounting for repurchase agreements and other similar arrangements by eliminating the collateral maintenance requirement when assessing effective control in these transactions. This change could result in more of these transactions being accounted for as secured borrowings instead of sales. This accounting guidance will be effective for new transactions and transactions that are modified on or after the first interim or annual period beginning after December 15, 2011 (effective January 1, 2012, for us). Early adoption of this guidance is prohibited. We do not expect the adoption of this accounting guidance to have a material effect on our financial condition or results of operations since we do not account for these types of arrangements as sales.

Allowance for Loan and Lease Losses, page 102

4.	Please tell us and expand your future filings to disclose in greater detail how you consider historical loss experience when collectively evaluating loans for impairment and disclose the historical periods specifically considered in your analysis. Consider providing this information by portfolio segment. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

When determining our allowance for loan and lease losses (“ALLL”), we segregate our loan portfolio between commercial and consumer loans. Commercial loans are the more significant portion of our loan portfolio and tend to have larger balances whereas our consumer loans are smaller balance loans and are more homogeneous. The current segregation of our total

U.S. Securities and Exchange Commission

January 25, 2012

loan portfolio between commercial loans and consumer loans represents the most appropriate level for determining our historical loss experience due to the different methodology assumptions between the commercial loans (individual loan level risk grade) versus consumer loans (product level pools of loans).

Historical Loss Analysis

Commercial

Expected loss rates (“ELs”) for commercial loans are derived from a statistical analysis of our historical default and loss severity experience. This analysis results in probability of default (“PD”), loss given default (“LGD”), and loss confirmation period (“LCP”) statistics. Our ELs are reviewed quarterly and updated as necessary (they were updated in December 2009 and December 2010). As of December 31, 2010, the PDs were based on our default data for the period from September 2008 through October 2010 that encompassed the last downturn period as well as some of our more recent credit experience. We utilize a risk rating system that grades loans on a scale of 1 through 20 (best to worst). The LCP is the average lag between the initial downgrade of a borrower and the initial principal charge-off (or write-down) of the individual loan. The ELs (which represent expected losses over the next 12 months) are multiplied by the LCP for each commercial loan portfolio to calculate the “adjusted ELs.” The adjusted ELs represent the losses expected to occur over the next 12 months and beyond, based on the existing risk identified in the portfolio. The adjusted ELs are applied to the outstanding loan balances within each risk rated pool of loans to determine the general allowance Accounting Standards Codification (“ASC”) 450-20 reserve for commercial loans.

Consumer

Expected loss rates for consumer loans are derived from a statistical analysis of our historical default and loss severity experience. Consumer loans are analyzed quarterly in homogeneous product type pools that share similar attributes and are assigned an EL which represents expected losses over the next twelve months. For consumer loans, the loss confirmation period is one year. Therefore, no further adjustment to the EL is required.

We will expand our disclosures in future filings to provide detail substantially similar to that provided above regarding our historical loss experience and how adjustments are collectively made in evaluating our loans for impairment.

U.S. Securities and Exchange Commission

January 25, 2012

Note 5. Asset Quality, page 110

5.	We note your disclosure on page 113 that your reserve specifically allocated to impaired loans was $58 million at December 31, 2010. We further note your disclosure on page 114 that total impaired loans with a related allowance recorded was $148 million at December 31, 2010. Please tell us, and revise your future filings, to explain in more detail these related allowances, how they were computed and the difference between the two amounts at December 31, 2010, and in subsequent periods.

The $58 million specifically allocated allowance for impaired loans (on page 113) as of December 31, 2010, represents the ASC 310-35 specific allowance related to our impaired loans. The $148 million allowance related to impaired loans (on page 114) is comprised of the $58 million specifically allocated allowance as well as an additional $90 million included in accordance with the ASC 450-20 allowance for loans collectively evaluated for impairment. This $90 million is part of the $1.7 billion (in total) of allowance for loans collectively evaluated for impairment shown on page 115 of our Form 10-K for the year ended December 31, 2010. By way of reference, we note that similar tables were provided in our Form 10-Q filings for the first three quarters of 2011. The explanation for the difference in the allowance amounts in these Form 10-Q tables would be the same as that provided above.

Since providing the credit quality disclosures that were newly required in our Form 10-K (for the year ended December 31, 2010), we have continued to enhance and amplify our disclosures in this area to ensure we convey credit quality information in a clear and concise manner. In accordance with the staff’s request, we will include the additional explanation in our Form 10-K for the year ended December 31, 2011, and in future filings to ensure that the allowance amounts presented in the tables referenced above on the noted pages will be clear to the readers of our financial statements.

Note 6. Fair Value Measurements, page 117

6.	We note from your disclosure here and on page 63, that you utilize third-party pricing services in certain of your fair value estimates. Tell us and revise your future filings to disclose the extent to which, and how, the information is obtained and used in developing your fair value measurements. In this regard, please address the following:

•	Disclose how you adjust prices obtained from third-party pricing services (if applicable), and explain your basis for such adjustments;
•

Discuss the extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

•

Describe the procedures you performed to validate the prices obtained to ensure the fair value determination is consistent with ASC 820, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

U.S. Securities and Exchange Commission

January 25, 2012

The only significant asset category where we utilize a third-party pricing service to determine fair value is our securities available for sale portfolio. In future filings, Note 6 (“Fair Value Measurements”) will be supplemented by the discussion below. This disclosure addresses the extent to which, and how, the third party information is obtained and used in developing our securities available for sale fair value measurements. This text will be added where appropriate in Note 6 (“Fair Value Measurements”) under the heading “Securities (trading and available for sale).”

The fair values of our securities available for sale are determined by a third-party pricing service. The valuations provided by the third-party pricing service are based on observable market inputs, which include benchmark yields, reported trades, issuer spreads, benchmark securities, bids, offers and reference data obtained from market research publications. Inputs used by the third-party pricing service in valuing CMOs and other mortgage-backed securities also include new issue data, monthly payment information, whole loan collateral performance and “To Be Announced” prices. In valuations of state and political subdivisions securities, inputs used by the third-party pricing service also include material event notices.

On a quarterly basis, we validate the pricing methodologies utilized by our third-party pricing service to ensure the fair value determination is consistent with the applicable accounting guidance and that our assets are properly classified in the fair value hierarchy. To perform this validation, we:

•	review documentation received from our third-party pricing service regarding the inputs used in their valuations and determine a level assessment for each category of securities;

•	substantiate actual inputs used for a sample of securities by comparing the actual inputs used by our third-party pricing service to comparable inputs for similar securities; and

•

substantiate the fair values determined for a sample of securities by comparing the fair values provided by our third-party pricing service to prices from other independent sources for the same and similar securities. We analyze variances and conduct additional research with our third-party pricing service and take appropriate steps based on our findings.

7.	Please tell us and revise your future filings to provide a description of the valuation techniques or models you used with regard to your principal investments and equity and mezzanine investments. Disclose the inputs and assumptions used in determining the fair values of these classes of financial assets in your pricing models and valuation techniques. Also, provide a discussion of the significant unobservable inputs and assumptions used in each of your different pricing models and valuation techniques for these classes of financial instruments. Consider describing any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

U.S. Securities and Exchange Commission

January 25, 2012

We will revise our disclosures to be included in our Form 10-K filing for the year ended December 31, 2011 to address the valuation techniques we use with regard to our principal investments and equity and mezzanine investments, including the inputs and the assumptions used in determining the fair values of these classes of financial assets, and the significant unobservable inputs and assumptions used in each of our different pricing models and valuation techniques. The text, as currently drafted, is provided below. It will be included where appropriate in Note 6 (“Fair Value Measurements”) under the headings “Principal investments” and “Private equity and mezzanine investments.” During the years ended December 31, 2011 and 2010, there were no material changes made to such valuation techniques or models. To the extent there are material changes to our valuation techniques or models in the future, we will describe such changes, including the reasons for making them, and, to the extent possible, the quantitative effect of those changes. Such disclosures would be included in Note 6 (“Fair Value Measurements”).

Principal investments

Our direct investments include investments in debt and equity instruments of both private and public companies. When quoted prices are available in an active market for the identical direct investment, we use the quoted prices in the valuation process, and the related investments are classified as Level 1 assets. However, in most cases, quoted market prices are not available for our direct investments, and we must perform valuations using other methods. These direct investment valuations are an in-depth analysis of the condition of each investment and are based on the unique facts and circumstances related to each individual investment. There is a certain amount of subjectivity surrounding the valuation of these investments due to the combination of quantitative and qualitative factors that are used in the valuation models. Therefore, these direct investments are classified as Level 3 assets. The specific inputs used in the valuations of each type of direct investment are described below.

Valuations of debt instruments are based on management’s knowledge of the current financial status of the company, which is regularly monitored throughout the term of the investment. Significant unobservable inputs used in the valuations of these investments include the company’s payment history, adequacy of cash flows from operations and current operating results, including market multiples, and historical and forecast earnings before interest, taxation, depreciation and amortization. Inputs can also include seniority of the debt, the nature of any pledged collateral, the extent to which the security interest is perfected and the net liquidation value of collateral.

U.S. Securities and Exchange Commission

January 25, 2012

Valuations of equity instruments of private companies are based on current market conditions and the current financial status of the company. Significant unobservable inputs used in these valuations include adequacy of the company’s cash flows from operations, any significant change in the company’s performance since the prior valuation and any significant equity issuances by the company. Equity instruments of public companies are valued using quoted prices in an active market for the identical security. If the instrument is restricted, the fair value is determined considering the number of shares traded daily, the number of the company’s total restricted shares, and price volatility.

Our indirect investments are classified as Level 3 assets since our significant inputs are not observable in the marketplace. Indirect investments include primary and secondary investments in private equity funds engaged mainly in venture- and growth-oriented investing. These investments do not have readily determinable fair values. Indirect investments are valued using a methodology that is consistent with accounting guidance (ASC 820-10) that allows us to estimate fair value based upon net asset value per share (or its equivalent, such as member units or an ownership interest in partners’ capital to which a proportionate share of net assets is attributed). The significant unobservable input used in estimating fair value is primarily the most recent value of the capital accounts as reported by the general partners of the funds in which we invest.

For indirect investments, management makes adjustments as deemed appropriate to the net asset value and only if it is determined that it does not properly reflect fair value. In determining the need for an adjustment to net asset value, management performs an analysis of the private equity funds based on the independent fund manager’s valuations as well as management’s own judgment. Significant unobservable inputs used in these analyses include current fund financial information provided by the fund manager, an estimate of future proceeds expected to be received on the investment and market multiples. Management also considers whether the independent fund manager adequately marks down an impaired investment, maintains financials in accordance with GAAP, or follows a practice of holding all investments at cost.

Private equity and mezzanine investments

Private equity and mezzanine investments are classified as Level 3 assets since our judgment significantly influences the determination of fair value. Direct investments in properties are initially valued based upon the transaction price. This amount is then adjusted to fair value based on current market conditions using the discounted cash flow method based on the expected investment exit date. The fair value of the assets are reviewed and adjusted quarterly. Periodically, a third-party appraisal is obtained for the investment to validate the specific inputs for determining fair value.

U.S. Securities and Exchange Commission

January 25, 2012

Inputs used in calculating future cash flows include the cost of build-out, future selling prices, current market outlook and operating performance of the investment. Investment income and expense assumptions are based on market inputs, such as rental/leasing rates and vacancy rates for the geographic- and property type-specific markets. For investments under construction, investment income and expense assumptions are determined using expected future build-out costs and anticipated future rental prices based on current market conditions, discount rates, holding period, the terminal cap rate, and sales commission paid in the terminal cap year. For investments that are in lease-up or are fully leased, income and expense assumptions are based on the current geographic market lease rates, underwritten expenses, market lease terms, and historical vacancy rates. Inputs are validated through the use of industry publications, third-party broker opinions and comparable property sales, where applicable.

Indirect investments are valued using a methodology that is consistent with accounting guidance (ASC 820-10) that allows us to use statements from the investment manager to calculate net asset value per share. A primary input used in estimating fair value is the most recent value of the capital accounts as reported by the general partners of the funds in which we invest. The calculation to determine the investment’s fair value is based on our percentage ownership in the fund multiplied by the net asset value of the fund, as provided by the fund manager.

* * * * *

KeyCorp hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the staff to assist KeyCorp in resolving the above inquiries. Please contact me at (216) 689-7841 or Michelle L. Potter, Deputy General Counsel, at (216) 689-4202, if you have any questions regarding the responses set forth above.

Very truly yours,

/s/ Robert L. Morris Robert L. Morris
Chief Accounting Officer

U.S. Securities and Exchange Commission

January 25, 2012

cc:	David Irving
Jeffrey B. Weeden
Michelle L. Potter
Molly Z. Brown